================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                           ---------------------------


                       SECURITY CAPITAL GROUP INCORPORATED
                                (Name of Issuer)


CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE                    81413P105
      (Title of class of securities)                            (CUSIP number)


                              NANCY E. BARTON, ESQ.
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153

                                 MARCH 22, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)
                               (Page 1 of 10 pages)

================================================================================

--------------------------------- ----------------------------------------------                 ----------------------------------
CUSIP number                      81413P105                                           13D                      Page 2 of 10 Pages
--------------------------------- ----------------------------------------------                 ----------------------------------
-------------- --------------------------------------------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON:                                 EB ACQUISITION CORP.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
-------------- --------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [  ]
                                                                                                                       (B) [  ]
-------------- --------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- ----------------------------------- --------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                    NOT APPLICABLE

-------------- --------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
-------------- --------------------------------------------------------- ----------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     MARYLAND

------------------------- -------- ----------------------------------------------------- ------------------------------------------
   NUMBER OF                 7     SOLE VOTING POWER:                                    0
     SHARES
                          -------- ----------------------------------------------------- ------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER:                                  90,790.112 SHARES OF CLASS A COMMON STOCK
    OWNED BY                                                                             (SEE ITEM 5)
                          -------- ----------------------------------------------------- ------------------------------------------
      EACH                   9     SOLE DISPOSITIVE POWER:                               0
   REPORTING
                          -------- ----------------------------------------------------- ------------------------------------------
  PERSON WITH               10     SHARED DISPOSITIVE POWER:                             90,790.112 SHARES OF CLASS A COMMON STOCK
                                                                                         (SEE ITEM 5)
-------------- ------------------------------------------------------------------------- ------------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  90,790.112 SHARES OF CLASS A COMMON STOCK
                                                                                         (SEE ITEM 5)
-------------- --------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]

-------------- --------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                            12.5%
                                                                                                              (SEE ITEM 5)
-------------- --------------------------------------------------------- ----------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                 CO

-------------- --------------------------------------------------------- ----------------------------------------------------------




                                       2

--------------------------------- ----------------------------------------------                 ----------------------------------
CUSIP number                      81413P105                                           13D                      Page 3 of 10 Pages
--------------------------------- ----------------------------------------------                 ----------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON:                                 GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
-------------- --------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [  ]
                                                                                                                     (B) [  ]
-------------- --------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- --------------------------------------------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                    NOT APPLICABLE

-------------- --------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
-------------- --------------------------------------------------------- ----------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

------------------------- -------- ----------------------------------------------------- ------------------------------------------
   NUMBER OF                 7     SOLE VOTING POWER:                                    0
     SHARES
                          -------- ----------------------------------------------------- ------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER:                                  90,790.112 SHARES OF CLASS A COMMON STOCK
    OWNED BY                                                                             (SEE ITEM 5)
                          -------- ----------------------------------------------------- ------------------------------------------
      EACH                   9     SOLE DISPOSITIVE POWER:                               0
   REPORTING
                          -------- ----------------------------------------------------- ------------------------------------------
  PERSON WITH               10     SHARED DISPOSITIVE POWER:                             90,790.112 SHARES OF CLASS A COMMON STOCK
                                                                                         (SEE ITEM 5)
-------------- ------------------------------------------------------------------------- ------------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  90,790.112 SHARES OF CLASS A COMMON STOCK
                                                                                         (SEE ITEM 5)
-------------- --------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]

-------------- --------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                  12.5%
                                                                                                                   (SEE ITEM 5)
-------------- --------------------------------------------------------- ----------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                 CO

-------------- --------------------------------------------------------- ----------------------------------------------------------



                                       3

--------------------------------- ----------------------------------------------                 ----------------------------------
CUSIP number                      81413P105                                           13D                      Page 4 of 10 Pages
--------------------------------- ----------------------------------------------                 ----------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
  1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL CORPORATION
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS:
-------------- --------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [  ]
                                                                                                                         (B) [  ]
-------------- --------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- ----------------------------------- --------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                    NOT APPLICABLE

-------------- --------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [_]
-------------- --------------------------------------------------------- ----------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

------------------------- -------- ----------------------------------------------------- ------------------------------------------
   NUMBER OF                 7     SOLE VOTING POWER:                                    0
     SHARES
                          -------- ----------------------------------------------------- ------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER:                                  90,790.112 SHARES OF CLASS A COMMON STOCK
    OWNED BY                                                                             (SEE ITEM 5)
                          -------- ----------------------------------------------------- ------------------------------------------
      EACH                   9     SOLE DISPOSITIVE POWER:                               0
   REPORTING
                          -------- ----------------------------------------------------- ------------------------------------------
  PERSON WITH               10     SHARED DISPOSITIVE POWER:                             90,790.112 SHARES OF CLASS A COMMON STOCK
                                                                                         (SEE ITEM 5)
-------------- ------------------------------------------------------------------------- ------------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  90,790.112 SHARES OF CLASS A COMMON STOCK
                                                                                         (SEE ITEM 5)
-------------- --------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [ ]

-------------- --------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               12.5%
                                                                                                                 (SEE ITEM 5)
-------------- --------------------------------------------------------- ----------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                 CO

-------------- --------------------------------------------------------- ----------------------------------------------------------




                                       4

--------------------------------- ----------------------------------------------                 ----------------------------------
CUSIP number                      81413P105                                           13D                      Page 5 of 10 Pages
--------------------------------- ----------------------------------------------                 ----------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
  1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL SERVICES, INC.
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS:
-------------- --------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [  ]
                                                                                                                       (B) [  ]
-------------- --------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- ----------------------------------- --------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                    NOT APPLICABLE

-------------- --------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [_]
-------------- --------------------------------------------------------- ----------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

------------------------- -------- ----------------------------------------------------- ------------------------------------------
   NUMBER OF                 7     SOLE VOTING POWER:                                    0
     SHARES
                          -------- ----------------------------------------------------- ------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
    OWNED BY
                          -------- ----------------------------------------------------- ------------------------------------------
      EACH                   9     SOLE DISPOSITIVE POWER:                               0
   REPORTING
                          -------- ----------------------------------------------------- ------------------------------------------
  PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

-------------- ------------------------------------------------------------------------- ------------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                         DISCLAIMED BY GENERAL ELECTRIC CAPITAL
                                                                                         SERVICES, INC.
-------------- --------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [ ]

-------------- --------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                  NOT APPLICABLE
                                                                                                                   (SEE 11 ABOVE)

-------------- --------------------------------------------------------- ----------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                 CO

-------------- --------------------------------------------------------- ----------------------------------------------------------



                                       5

--------------------------------- ----------------------------------------------                 ----------------------------------
CUSIP number                      81413P105                                           13D                      Page 6 of 10 Pages
--------------------------------- ----------------------------------------------                 ----------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
  1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC COMPANY
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS:
-------------- --------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (A) [  ]
                                                                                                                      (B) [  ]
-------------- --------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- ----------------------------------- --------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                    NOT APPLICABLE

-------------- --------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [_]
-------------- --------------------------------------------------------- ----------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

------------------------- -------- ----------------------------------------------------- ------------------------------------------
   NUMBER OF                 7     SOLE VOTING POWER:                                    0
     SHARES
                          -------- ----------------------------------------------------- ------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
    OWNED BY
                          -------- ----------------------------------------------------- ------------------------------------------
      EACH                   9     SOLE DISPOSITIVE POWER:                               0
   REPORTING
                          -------- ----------------------------------------------------- ------------------------------------------
  PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

-------------- ------------------------------------------------------------------------- ------------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                         DISCLAIMED BY GENERAL ELECTRIC COMPANY
-------------- --------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [ ]

-------------- --------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 NOT APPLICABLE
                                                                                                                  (SEE 11 ABOVE)
-------------- --------------------------------------------------------- ----------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                 CO

-------------- --------------------------------------------------------- ----------------------------------------------------------


           This Amendment No. 2 ("Amendment No. 2") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on December 26, 2001, as amended by Amendment No. 1 filed on March 11, 2002, by and on behalf of EB Acquisition Corp., a Maryland corporation ("EB"), GE Capital International Holdings Corporation, a Delaware corporation ("GE Holdings"), General Electric Capital Corporation, a Delaware corporation ("GE Capital"), General Electric Capital Services, Inc., a Delaware corporation ("GECS"), and General Electric Company, a New York corporation ("GE", and collectively with GE Capital, EB, GE Holdings and GECS, the "Reporting Persons") with respect to their ownership of the shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares"), of Security Capital Group Incorporated, a Maryland corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           On March 22, 2002, GE Capital entered into a Stock Purchase Agreement (the "Purchase Agreement") with Commerzbank Aktiengesellshaft, Grand Cayman Branch ("CZ Bank"), which provides for, among other things, GE Capital to purchase from CZ Bank, and CZ Bank to sell to GE Capital, all of the shares of Series B Cumulative Convertible Redeemable Voting Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of the Company, held of record and beneficially by CZ Bank. Pursuant to the Purchase Agreement, the purchase of the Preferred Stock by GE Capital is conditioned upon, among other things, all conditions to the consummation of the Merger having been satisfied or waived and the Merger having been consummated immediately prior to the purchase of the Preferred Stock.

           Pursuant to the Purchase Agreement, and subject to the terms and conditions contained therein, GE Capital will purchase the shares of Preferred Stock from CZ Bank for a per share amount equal to $1,000 plus all accrued and unpaid dividends payable thereon (calculated at the dividend rate and otherwise in accordance with the terms of the designations of the Preferred Stock) up to, but excluding the date of purchase. The shares of Preferred Stock owned by CZ Bank constitute all of the issued and outstanding shares of Preferred Stock of the Company. The Purchase Agreement does not contain any voting rights provisions.

           Pursuant to the Company's Articles Supplementary governing the terms of the Preferred Stock, the Preferred Stock is convertible at any time, in whole or in part, into Class B Shares at a conversion price (currently set at $39.00 per share of Preferred Stock) that is adjustable upon the occurrence of certain types of dividends, distributions or extraordinary transactions by the Company. The current conversion price of $39.00 per share of Preferred Stock is equivalent to a conversion rate of 25.641026 Class B Shares issuable by the Company upon the conversion of each share of Preferred Stock.

           The description of the Purchase Agreement set forth in this Amendment No. 2 is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit No. 4 and incorporated herein by reference.

           Except as set forth above, the response of the Reporting Persons to this Item 6 as previously disclosed in the Schedule 13D, as amended, has not changed.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.


    Exhibit 4 Stock Purchase Agreement, dated as of March 22, 2001, between GE Capital and Commerzbank Aktiengesellshaft, Grand Cayman Branch.



                     [Signatures Appear on Following Page.]

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 25, 2002

                        GENERAL ELECTRIC COMPANY*

                        By: /s/ Nancy E. Barton
                            ------------------------------------------------
                            Name: Nancy E. Barton
                            Title: Attorney-in-Fact


                        GENERAL ELECTRIC CAPITAL SERVICES, INC.

                        By: /s/ Nancy E. Barton
                            ------------------------------------------------
                            Name: Nancy E. Barton
                            Title: Senior Vice President


                        GENERAL ELECTRIC CAPITAL CORPORATION

                        By: /s/ Nancy E. Barton
                            ------------------------------------------------
                            Name: Nancy E. Barton
                            Title: Senior Vice President


                        GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION

                        By: /s/ Sarah Graber
                            ------------------------------------------------
                            Name: Sarah Graber
                            Title: Vice President and Assistant Secretary


                        EB ACQUISITION CORP.

                        By: /s/ Kevin Korsh
                            ------------------------------------------------
                            Name: Kevin Korsh
                            Title: Assistant Secretary


---------------------
* Power of attorney, dated as of February 22, 2000, by General Electric Company is hereby incorporated by reference to Schedule 13D for Luxtec Corporation, filed March 12, 2001 by GE Capital Equity Investments, Inc.

                                  EXHIBIT INDEX


Exhibit No.                               Description
-----------                               -----------

    4 Stock Purchase Agreement, dated as of March 22, 2001, between GE Capital and Commerzbank Aktiengesellshaft, Grand Cayman Branch.